HF Financial Corp.
225 S. Main Avenue
Sioux Falls, SD  57104

November 9, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549-3628

Attention:  Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:	HF Financial Corp.
Preliminary Proxy Statement on Schedule 14A
Filed October 17, 2011
File No. 033-44383

Ladies and Gentlemen:

On behalf of HF Financial Corp. (the “Company”), we are responding to the letter from Peggy Kim dated October 26, 2011.  Our responses follow the comments included in such letter, which are presented in boldface type.  We filed a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy”), with the Commission today.

Schedule 14A

Solicitation of Proxies; Expenses, page 3

1.              Please disclose the total expenditures to date since you already know that information.

We have disclosed this information in the Revised Preliminary Proxy.

2.              We note that proxies may be solicited by mail, personally, by telephone, by press release, by facsimile or by other means.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

We understand this requirement and will comply.

Proposal 1 — Election of Directors, page 8

3.              We note that you reserve the right to vote for unidentified substitute nominees.  Please confirm for us that should you identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We understand this requirement and will comply.

Proxy Contest, page 10

4.              Please revise to include a background discussion of the contacts between the participants and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

We have added this information as a new sub-section entitled “Background and Contacts with PL Capital” in the Revised Preliminary Proxy.

5.              We note that you state: “[t[he Board of Directors, on the advice of counsel after consultation with the senior counsel at the Federal Reserve Board (“FRB”), has determined that PL Capital’s proxy solicitation and other actions are in violation of federal banking law.” Please revise to clarify that it is the board’s belief or opinion that the PL Capital’s proxy solicitation may be inconsistent with federal banking law.  Please also revise the second and fourth paragraphs regarding your consultation with the FRB to remove any implication that the FRB has made any type of determination or that you are awaiting any final determination regarding PL Capital’s proxy solicitation.

Given PL Capital’s decision to nominate only one candidate, we have removed the language noted in the staff’s comment from the Revised Preliminary Proxy.

6.              We note that you believe that PL Capital must discontinue its actions. Please revise to describe the consequences of the potential inconsistency with the federal banking laws to the election of PL Capital’s nominees as directors.  For example, if you believe that the inconsistency with federal banking law prevents PL Capital’s nominees from serving as directors, please advise us of the basis under state law or under your governing documents.

Given PL Capital’s decision to nominate only one candidate, we have removed the language noted in the staff’s comment from the Revised Preliminary Proxy.

Payments Upon Termination, page 46

7.              Please note that the column for “Other” is for items not properly reportable under the other columns. Refer to Item 402(t)(2)(vii) and Item 402(a)(5) of Regulation S-K.  We note that footnotes 3 and 4 refer to nonqualified deferred compensation enhancements.  Please revise to include a column for nonqualified deferred compensation benefit enhancements.  Refer to Item 402(t)(2)(iv) of Regulation S-K.  In addition, we note that footnotes 6, 8, 11, 13, and 15 refer to perquisites and other personal benefits or property, and healthcare and welfare benefits. Please revise to include a column for perquisites and benefits. Refer to Item 402(t)(2)(v) of Regulation S-K.

We note that the requirements of Item 402(t) do not apply to this filing, as the Item 402(t) table cited in the staff’s comment requires tabular presentation of golden parachute compensation only in a proxy statement in which shareholders are asked to approve an acquisition, merger, or similar transaction. The Potential Payments table presented on page 47 of the Revised Preliminary Proxy is instead responsive to Item 402(j), which does not require tabular disclosure. Nevertheless, we have made the requested changes to the table in response to the staff’s comment.

The Company acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (605) 333-7544 or Joseph T. Kinning or Brett D. Anderson of Briggs and Morgan, P.A., our outside counsel, at (612) 977-8400.

Very truly yours,

HF Financial Corp.

/s/ Brent R. Olthoff
Brent R. Olthoff
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Michael M. Vekich
Joseph T. Kinning, Esq.
Brett D. Anderson, Esq.